SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

PRESS RELEASE

VEOLIA ENVIRONNEMENT HAS WON TWO NEW WATER MANAGEMENTS CONTRACTS
IN CHINA WORTH 790 MILLION EUROS

Paris, 5th October 2004 – Veolia Environnement announces that its Water division, Veolia Water, has won two new municipal management contracts in China.

The first contract, signed with the town of Hohhot, the capital of Inner Mongolia (2,500,000 inhabitants), involves rehabilitation and operation, for a period of 30 years, of a drinking water production site, including a treatment plant and a wellfield, with a capacity of 515,000 m3/d. The contract will generate a consolidated revenue of 600 million euros during the period.

The second contract, signed for a period of 22 years with Weinan, a town of 300,000 inhabitants close to Xian and Baoji where Veolia Water already produces drinking water, involves rehabilitation and operation of a drinking water production site, the capacity of which, after expansion, will be 160,000 m3/d. This contract will generate a consolidated revenue of 190 million euros during the period.

"These two new projects follow on from the large contracts signed recently, both by the Waste management division and by the Water division of Veolia Environnement, particularly in Shanghai, Guandoung and Shenzhen. They are part of a development strategy for the whole of China", stated Henri Proglio, Chairman of Veolia Environnement.

Veolia Water, the water Division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as for industrial and service companies, it is also one of the world's major designers of technological solutions and constructors of facilities needed in water and wastewater services. Veolia Water serves 110 million people worldwide. With 77,723 employees, its 2003 revenue amounted to 11.3 billion euros.

Veolia Environnement (Paris Euronext : VIE et NYSE : VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments : water, waste management, energy and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2003.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 5, 2004

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive President and Chief Financial Officer